SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding gain of £20 million a year from SSE Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date	November 17, 2003	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

SCOTTISHPOWER TO GAIN £20M A YEAR FROM SSE AGREEMENT

ScottishPower is pleased to announce it has reached conditional agreement with Scottish & Southern Energy (SSE) on the early termination of electricity contracts that should save ScottishPower around £20m a year from April 2005.

The combined Peterhead and Hydro Agreements, in place since before privatisation in 1991, had the effect of obliging ScottishPower to pay an above-market rate for electricity produced by SSE’s Peterhead station until 2012 and also to pay for electricity produced from SSE’s hydro plants until 2039.

After discussions that focused on the suitability of such contracts in a fully competitive energy market, both parties have agreed to end the agreements on 1 April 2005, thereby halting the payments to SSE.

Charles Berry, Executive Director UK, said: “I am delighted to be able to make this announcement. The UK Division, which made £7m operating profits in the half-year, has been absorbing these extra costs, and once this conditional settlement has been implemented it will allow us to be free of this burden. It also helps pave the way for the introduction of BETTA.”

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to the termination by ScottishPower of contracts with SSE, ScottishPower’s corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	the availability of operational capacity of plants;

-	the success of reorganizational and cost-saving efforts; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further inquiries:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Simon McMillan	Media Relations Manager	0141 566 4875

Notes to editors

The restructuring agreements were put in place when the Scottish electricity industry was privatised in 1991.

Today’s settlement is principally conditional upon regulatory approvals to be given by Ofgem.

Peterhead Agreement:

•	A tolling type contract for 642 MW of conventional thermal plant plus 115 MW of OCGT capacity.

•	The contractual efficiency is only around 34%, therefore not equivalent to the efficiency of a modern CCGT plant.

•	Tolling fee made up of approximately £25m capacity fee plus transmission costs, with the additional risk of costs increasing under BETTA.

•	The agreement is due to run until March 2012 with clear burden to ScottishPower.

Hydro Agreement:

•	A peak energy contract for a maximum of 170 MW and a maximum output of approximately 360 GWh.

•	A “virtual” contract with operating characteristics of hydro but with a running cost equivalent to thermal coal.

•	The agreement is due to run until 2039.

•	Annual fixed charge of approximately £8m made up of capacity charge, transmission charge and a variable energy charge, with the additional risk of costs increasing under BETTA.

•	Estimated to make small positive contribution to ScottishPower.

Combined Impact:

Terminating the contracts will save ScottishPower £15m to £20m per annum pre tax in first 5 years of contract with a significant positive NPV over total life.